June 21, 2019

JNL/Mellon Capital S&P® SMid 60 Fund
JNL Variable Fund LLC
1 Corporate Way
Lansing, Michigan 48951

JNL/RAFI® Fundamental U.S. Small Cap Fund
JNL Series Trust
1 Corporate Way
Lansing, Michigan 48951

Ladies and Gentlemen:
We have acted as counsel in connection with the Plan of Reorganization (the “Plan”) dated June 21, 2019, by JNL Series Trust, a Massachusetts business trust (the “Trust”), on behalf of one of its series, JNL/RAFI® Fundamental U.S. Small Cap Fund (“Acquiring Fund”), and JNL Variable Fund LLC, a Delaware limited liability company (“VF LLC”), on behalf of one of its series, JNL/Mellon Capital S&P® SMid 60 Fund (“Acquired Fund” and together with Acquiring Fund, the “Funds”).  The Plan describes a proposed transaction (the “Reorganization”) to occur as of the close of business on the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund.  This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to the Plan.  Capitalized terms not defined herein are used herein as defined in the Plan.
VF LLC is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option.  Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).
The Trust is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.  Acquiring Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.
Acquired Fund currently serves and Acquiring Fund following the Reorganization will serve as a funding vehicle for variable annuity contracts and variable life insurance contracts (the “Contracts”) offered by certain insurance companies.  An insurance company establishes separate accounts that in turn purchase shares of Acquired Fund or Acquiring Fund in order to fund the insurance company's obligations under Contracts that the insurance company has written.  References herein to “shareholders” of Acquired Fund or Acquiring Fund are to the separate accounts, insurance companies, qualified plans and other shareholders, each to the extent described in Treasury Regulation Section 1.817-5(f)(3), and mutual funds owned exclusively by any of the aforementioned, in each case, that own shares in Acquired Fund or Acquiring Fund.
For purposes of this opinion, we have considered the Plan, the most recently filed prospectus for each Fund (collectively, the “Prospectuses”), the Proxy Statement and Prospectus filed on Form N-14, dated February 4, 2019 (the “N-14”), and such other items as we have deemed necessary to render this opinion.  In particular, Acquiring Fund and Acquired Fund have confirmed the following facts, including as drawn from the Plan, the Prospectuses, and the N-14:
a.
As of the Closing Date, Acquired Fund will transfer to Acquiring Fund all of its assets, and Acquiring Fund will acquire all of Acquired Fund’s assets.  In consideration therefor, Acquiring Fund will issue and deliver to Acquired Fund Acquiring Fund Shares, and Acquiring Fund will assume all of the liabilities of Acquired Fund.

b.
The Reorganization is expected to benefit Acquired Fund shareholders by allowing them to invest in a more highly diversified portfolio, significantly reducing the stock-specific risk inherent in the portfolio while ensuring that intended factor exposures drive the relative risk.

c.	Acquired Fund will distribute the Acquiring Fund Shares (including any fractional shares) it receives in the Reorganization to its shareholders as provided in the Plan.
d.
The fair market value of Acquiring Fund Shares (including any fractional shares) received by each Acquired Fund shareholder will be approximately equal to the fair market value of Acquired Fund shares (including any fractional shares) surrendered in exchange therefor (“Acquired Fund Shares”).  Acquired Fund shareholders will receive no consideration other than Acquiring Fund Shares (which may include fractional shares) in exchange for their Acquired Fund Shares.

e.
All of the shareholders of Acquired Fund are insurance company separate accounts, insurance companies, qualified plans and other shareholders, each to the extent described in Treasury Regulation Section 1.817-5(f)(3), or mutual funds owned exclusively by any of the aforementioned. There are no shareholders of Acquired Fund that are employees of Acquired Fund.

f.
The expenses associated with the Reorganization related to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents and the related legal fees, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of the Reorganization as well as the costs associated with the preparation of the tax opinion and obtaining consent of an independent registered public account firm will be borne by the investment adviser to the Funds. Each Fund will bear its proportionate share of any other transaction expenses associated with the Reorganization based on the relative net asset value of each Fund at the time of the Reorganization.

g.
Acquiring Fund was established in order to effect the transaction(s) described in the Plan and, prior to the Closing Date, (i) will have carried on no business activity (apart from holding the initial investment of the initial shareholder), (ii) will not have had any tax attributes (including those specified in Section 381(c) of the Code), (iii) will not have held any property (other than a de minimis amount of assets to facilitate the transaction(s) described in the Plan) and immediately following the consummation of the Reorganization, Acquiring Fund will possess solely assets and liabilities that were possessed by Acquired Fund immediately prior to the Reorganization; provided, however, that at the time of or before the Reorganization, Acquiring Fund may hold a de minimis amount of assets to facilitate its organization.

h.
In connection with the Reorganization, all Acquiring Fund shares that are or will be issued will be in respect of Acquired Fund shares, other than a de minimis amount of Acquiring Fund shares that may be issued by Acquiring Fund to facilitate its organization.

i.
Immediately following the consummation of the Reorganization, all of the outstanding shares of Acquiring Fund will be owned by the former shareholders of Acquired Fund, who will own such shares solely by reason of their ownership of shares of Acquired Fund immediately prior to the Reorganization.

j.
Acquiring Fund has no plan or intention to issue additional shares following the Reorganization, as part of the Reorganization.  However, as an open-end investment company, Acquiring Fund will issue additional shares in the ordinary course of its business.

k.
There is no plan or intention to (i) liquidate Acquiring Fund, (ii) merge Acquiring Fund into any other corporation or business trust or (iii) issue shares to any shareholder other than a shareholder of Acquired Fund, except (in the case of  (iii)) shares issued in the ordinary course of Acquiring Fund’s business as an open-end investment company.

l.
As of the consummation of the Reorganization, Acquired Fund will not have transferred any of its assets held immediately prior to the Reorganization to any corporation other than Acquiring Fund in a transaction to which Section 381 of the Code applies.

m.
No payments will be made by Acquired Fund or Acquiring Fund to its shareholders in connection with or as a result of the Plan or the Reorganization, except that Acquired Fund and Acquiring Fund will, in the ordinary course of their business as open-end investment companies, make distributions of dividends paying out investment income or capital gains, and distributions in redemption of shares.

In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).
In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents.  We have further assumed that (i) all parties to the Plan and any other documents examined by us have acted, and will act, in accordance with the terms of such Plan and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Plan, as well as those representations contained in the Representation Letters, are true and complete.
Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes it is more likely than not that:
(i)
The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)
Under Sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	Under Section 354 of the Code, Acquired Fund shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization;
(iv)
Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

(v)
Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the shareholder held those Acquired Fund shares as capital assets;

(vi)
Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

(vii)
Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)
Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by Acquired Fund; and

(ix)
Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We believe it is more likely than not that Acquiring Fund will continue Acquired Fund’s historic business within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company serving as a funding vehicle for variable products that seeks long-term returns by primarily investing in United States equity securities of smaller capitalization companies.  The only guidance applying the continuity of business enterprise test to investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84, which concluded that a municipal bond fund and a balanced fund were not in the same line of business.  Even on the assumption that the ruling is correct, we do not believe that it is controlling in the instant case.  In our opinion, it is more likely than not that the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.
No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.  Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.
Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP